      As filed with the Securities and Exchange Commission on July 14, 1999



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------


                                    FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

For the fiscal year ended December 31, 1998


                  OR


[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

For the transition period from        to
                               ------    ------

Commission file number:  1-11656


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            GENERAL GROWTH MANAGEMENT
                    SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                         GENERAL GROWTH PROPERTIES, INC.
                             110 NORTH WACKER DRIVE
                             CHICAGO, ILLINOIS 60606
                                 (312) 960-5000

                            GENERAL GROWTH MANAGEMENT
                    SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                 - - - - - - - - - - - - - - - - - - - - - - - -

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                    CONTENTS



      REPORT OF INDEPENDENT ACCOUNTANTS                                        1

      FINANCIAL STATEMENTS

           Statements of net assets available for benefits as of
            December 31, 1998 and 1997                                     2 - 3

           Statement of changes in net assets available for benefits
            for the year ended December 31, 1998                           4 - 5

           Notes to financial statements                                   6 - 9


      SUPPLEMENTAL SCHEDULES

           Item 27a - Schedule of assets held for investment
            purposes as of December 31, 1998                                  10

           Item 27d - Schedule of reportable (5%) transactions
            for the year ended December 31, 1998                              11











NOTE: SUPPLEMENTAL SCHEDULES REQUIRED BY THE EMPLOYEE RETIREMENT INCOME SECURITY
      ACT OF 1974 NOT INCLUDED HEREIN ARE NOT APPLICABLE TO THE GENERAL GROWTH MANAGEMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The General Growth Management Savings and Employee Stock Ownership Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the General Growth Management Savings and Employee Stock Ownership Plan
(the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable 5% Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


Chicago, Illinois
July 14, 1999

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997

                                                       --------------------------------------------------------------

                                                         NORWEST          PUTNAM            MUTUAL           STRONG
                                                         STABLE           INCOME            SHARES        INTERNATIONAL
                                                       RETURN FUND         FUND              FUND          STOCK FUND
                                                       --------------------------------------------------------------
Assets:
    Employer contributions receivable                  $  135,748       $  152,715       $   498,768       $  158,156
    Employee contributions receivable                       7,891            6,576            18,249            6,330
Investments at fair value (Note 4):
    Interests in registered investment companies                -        2,737,619        10,740,789        1,887,282
    Investment in collective fund                       3,205,159                -                 -                -
    Company stock                                               -                -                 -                -
Participant loans (Note 3)                                      -                -                 -                -
Cash                                                            -          102,703            67,560                -
Dividend receivable                                             -           17,839           250,525                -
Other payable                                             (12,373)               -                 -             (600)
                                                       ----------       ----------       -----------       ----------
         NET ASSETS AVAILABLE FOR BENEFITS             $3,336,425       $3,017,452       $11,575,891       $2,051,168
                                                       ==========       ==========       ===========       ==========


                                                         NORWEST          PUTNAM            MUTUAL           STRONG
                                                         STABLE           INCOME            SHARES        INTERNATIONAL
                                                       RETURN FUND         FUND              FUND          STOCK FUND
                                                       --------------------------------------------------------------
Investments at fair value (Note 4):
  Shares of registered investment companies            $        -       $2,380,960       $19,861,352       $1,868,394
    Investment in collective fund                       1,787,199                -                 -                -
    Participant loans (Note 3)                                  -                -                 -                -
    Investment in Company stock                                 -                -                 -                -
Cash                                                       65,009                -                 -           21,673
Dividend receivable                                             -                -                 -                -
Interfund transfers receivable (payable)                        -               (5)             (998)               -
                                                       ----------       ----------       -----------       ----------
    NET ASSETS AVAILABLE FOR BENEFITS                  $1,852,208       $2,380,955       $19,860,354       $1,890,067
                                                       ==========       ==========       ===========       ==========


The accompanying notes are an intregal part of these financial statements

1998
---------------------------------------------------------------------------------------------------------------------
                                                      ROBERTSON
                GENERAL GROWTH      VANGUARD          STEPHENS         FIDELITY         PARTICIPANT
   ACORN          PROPERTIES       WELLINGTON        CONTRARIAN       CONTRAFUND           LOAN
   FUND           STOCK FUND          FUND              FUND             FUND            ACCOUNTS           TOTAL
---------------------------------------------------------------------------------------------------------------------
$  481,026       $   150,327       $  181,024          $11,681        $  272,065         $        -       $ 2,041,510
    18,510             6,581            8,737              542            11,296                  -            84,712

 8,640,044                 -        2,309,951           19,735         3,753,028                  -        30,088,448
         -         2,817,424                -                -                 -                  -         6,022,583
         -        24,128,193                -                -                 -                  -        24,128,193
         -                 -                -                -                 -          1,002,711         1,002,711
         -           987,884                -                -                 -                  -         1,158,147
   451,028             9,911                -                -                 -                  -           729,303
   (45,988)                -           (1,680)             (50)          (44,705)                 -          (105,396)
----------       -----------       ----------          -------        ----------         ----------       -----------
$9,544,620       $28,100,320       $2,498,032          $31,908        $3,991,684         $1,002,711       $65,150,211
==========       ===========       ==========          =======        ==========         ==========       ===========

1997
---------------------------------------------------------------------------------------------------------------------
                                                      ROBERTSON
                GENERAL GROWTH      VANGUARD          STEPHENS         FIDELITY         PARTICIPANT
   ACORN          PROPERTIES       WELLINGTON        CONTRARIAN       CONTRAFUND           LOAN
   FUND           STOCK FUND          FUND              FUND             FUND            ACCOUNTS           TOTAL
---------------------------------------------------------------------------------------------------------------------
$9,258,979       $         -       $  305,287          $27,500        $  525,884         $        -       $34,228,356
         -           426,581                -                -                 -                  -         2,213,780
         -                 -                -                -                 -            582,552           582,552
         -         3,091,541                -                -                 -                  -         3,091,541
    39,841                 -                1                7                 3                  -           126,534
         -            36,358                -                -                 -                  -            36,358
         -          (219,741)               -                -                 -                  -          (220,744)
----------       -----------       ----------          -------        ----------         ----------       -----------
$9,298,820       $ 3,334,739       $  305,288          $27,507        $  525,887         $  582,552       $40,058,377
==========       ===========       ==========          =======        ==========         ==========       ===========

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998

                                                         NORWEST          PUTNAM            MUTUAL           STRONG
                                                         STABLE           INCOME            SHARES        INTERNATIONAL
                                                       RETURN FUND         FUND              FUND          STOCK FUND
                                                       --------------------------------------------------------------
Additions:
Investment income:
    Net appreciation (depreciation) in fair
      value of investments                             $  142,311       $   69,363       $   133,461       $ (203,824)
    Interest and dividends                                      -                -                 -                -
                                                       ----------       ----------       -----------       ----------
         SUBTOTAL                                         142,311           69,363           133,461         (203,824)

Contributions:
    Participant                                           209,104          241,197           808,499          282,908
    Employer                                              133,094          151,240           494,273          155,954
    Rollover deposits                                      91,515           81,351           203,411            8,930
    Transfers from related plan                                 -                -                 -                -
                                                       ----------       ----------       -----------       ----------
         SUBTOTAL                                         433,713          473,788         1,506,183          447,792

         TOTAL ADDITIONS                                  576,024          543,151         1,639,644          243,968

Deductions:
    Benefit payments                                      637,074          476,983         2,187,800          388,952
    Administrative expenses                                10,839              505             1,206              408
    Insurance premiums                                      1,055            2,040             4,691                -
                                                       ----------       ----------       -----------       ----------
         TOTAL DEDUCTIONS                                 648,968          479,528         2,193,697          389,360

Interfund transfers                                     1,669,019          628,040        (7,623,698)         341,272
Loan transactions (net)                                  (111,858)         (55,166)         (106,712)         (34,779)
                                                       ----------       ----------       -----------       ----------

         NET INCREASE (DECREASE)
          IN PLAN ASSETS                                1,484,217          636,497        (8,284,463)         161,101

Net assets available for benefits:
    Beginning of year                                   1,852,208        2,380,955        19,860,354        1,890,067
                                                       ----------       ----------       -----------       ----------
    End of year                                        $3,336,425       $3,017,452       $11,575,891       $2,051,168
                                                       ==========       ==========       ===========       ==========

The accompanying notes are an intregal part of these financial statements

                                                        ROBERTSON
                  GENERAL GROWTH      VANGUARD          STEPHENS         FIDELITY         PARTICIPANT
      ACORN         PROPERTIES       WELLINGTON        CONTRARIAN       CONTRAFUND           LOAN
      FUND          STOCK FUND          FUND              FUND             FUND            ACCOUNTS           TOTAL
-----------------------------------------------------------------------------------------------------------------------

   $  758,186      $ 1,663,049       $  123,172         $(12,877)       $  289,284        $        -        $ 2,962,125
            -          723,245                -                -                 -            60,651            783,896
   ----------      -----------       ----------         --------        ----------        ----------        -----------
      758,186        2,386,294          123,172          (12,877)          289,284            60,651          3,746,021


      779,226          196,340          198,741           21,300           275,238                 -          3,012,553
      476,105          150,069          181,024           11,681           272,065                 -          2,025,505
      114,493           68,988          289,666            6,625           196,368                 -          1,061,347
            -       24,484,736                -                -                 -                 -         24,484,736
   ----------      -----------       ----------         --------        ----------        ----------        -----------
    1,369,824       24,900,133          669,431           39,606           743,671                           30,584,141

    2,128,010       27,286,427          792,603           26,729         1,032,955            60,651         34,330,162


    1,900,037        2,908,900           75,090           11,560           133,968           111,546          8,831,910
          753            2,045              127               13               173                               16,069
        1,164              474            1,128                -                 -                 -             10,552
   ----------      -----------       ----------         --------        ----------        ----------        -----------
    1,901,954        2,911,419           76,345           11,573           134,141           111,546          8,858,531

       63,375          866,496        1,487,496          (10,536)        2,578,536                 -                  -
      (43,631)        (475,923)         (11,010)            (219)          (11,553)          471,054           (379,797)
   ----------      -----------       ----------         --------        ----------        ----------        -----------


      245,800       24,765,581        2,192,744            4,401         3,465,797           420,159         25,091,834


    9,298,820        3,334,739          305,288           27,507           525,887           582,552         40,058,377
   ----------      -----------       ----------         --------        ----------        ----------        -----------
   $9,544,620      $28,100,320       $2,498,032         $ 31,908        $3,991,684        $1,002,711        $65,150,211
   ==========      ===========       ==========         ========        ==========        ==========        ===========

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.  DESCRIPTION OF PLAN AND SIGNIFICANT PLAN PROVISIONS

The following description of the General Growth Management Savings and Employee Stock Ownership Plan (the "Plan") provides only general information. For purposes of federal law, General Growth Management, Inc. (the "Company") is the Plan Sponsor and Plan Administrator. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL: The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide additional security for their retirement. The Plan is a defined contribution plan covering all employees of the Company, and other participating employers (GGP Limited Partnership, GGP Management, Inc., General Growth Management of California, Inc., General Growth Management of Hawaii, Inc., and GG Management Company, Inc.), who have completed six months of service (a minimum of 500 hours of service) and attained age 21. Certain individuals at locations managed by the Company and participating employers are either (i) employees of companies not owned or controlled by the Company and/or the participating employers or (ii) are covered by other qualified plans and therefore are not eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PLAN MERGER: Effective June 18, 1998, the General Growth Employee Stock Ownership Plan (the "ESOP") was merged into and became part of the Plan. Each individual who was a participant in the ESOP on June 17, 1998, became a participant in this Plan on June 18, 1998 and the participant's account is held in the ESOP account under this Plan. Three subaccounts were established under the ESOP account, each containing one third of the total amount transferred to the Plan. The ESOP accounts have a diversification schedule where by the participant may elect to invest in the other investment options under the Plan.

CONTRIBUTIONS: Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 12% of gross earnings, as defined. The Internal Revenue Code imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 1998, a participant's before-tax contribution was limited to $10,000. The Company will match 100% of the first 4% of earnings contributed each calendar year, and 50% of the next 2% of the participant's earnings contributions.

PARTICIPANT ACCOUNTS: Separate accounts are maintained for each participant, with investment income and losses on contributions credited to that account. Each participant designates which investment option or combination of options in which their contributions and the Company's matching contributions are to be invested. Each participant is credited with other employer contributions as defined in the Plan, allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations of Plan earnings and administrative expenses are based on account balances.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN



VESTING: Participants are fully vested at all times in all accounts other than the accounts arising from the Company matching contributions and the earnings or losses thereon. The employer matching accounts will vest over a six-year period except that all amounts contributed by the employer after January 1, 1998 will be 100% vested. Forfeitures are used first for reinstatements of accounts of re-employed participants. Any remaining forfeiture amounts are applied as credits against future employer matching contributions. In 1998, employer contributions were reduced by $94,603 from forfeited nonvested accounts.

TERMINATION: Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to plan provisions. Upon a complete or partial termination of the Plan, all accrued benefits of affected participants shall immediately become fully vested.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

DISTRIBUTIONS: Upon retirement on or after attaining the Plan's normal retirement age of 60, or upon death or disability, if earlier, or termination of employment in the case of vested benefits, the balances in the participant's separate accounts will be paid in lump sum to the participant, or the participant's beneficiary in event of death. A participant may withdraw contributions by claiming hardship as defined by the Plan. All distributions will be made in cash, unless the Participant elects to receive shares of General Growth Properties, Inc. ("GGP") Stock.


NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING: The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS: Investments are stated at fair value based on published market quotations in an active market. Participant loans are stated at cost, which approximates fair value.

INSURANCE POLICIES: Excluded from the Plan's assets as of December 31, 1998 and 1997, are insurance policies purchased by the Plan for the benefit of certain participants. Premiums for these policies are deducted from the participant's balance in whose name the policy is purchased. The insurance company is responsible for any distribution of benefits.

INVESTMENT TRANSACTIONS: The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

ADMINISTRATIVE EXPENSES: All administrative expenses, other than investment management fees and loan processing and maintenance fees, are paid by the Company.

PAYMENT OF BENEFITS: Benefit payments to participants are recorded upon distribution.

NOTE 3. INVESTMENT ELECTIONS:

The participants have the option of investing, in increments of 1%, in one or more of nine investment options. A description of each investment option is as follows:

     NORWEST STABLE RETURN FUND: Funds are managed by Minneapolis-based Norwest Bank Minnesota, N.A. The fund's investment objective is to provide principal protection while exceeding returns of shorter maturity instruments over time with a more stable yield profile. The fund invests in high yielding, high quality instruments such as insurance company investment contracts, marketable securities, and money market investments.

     PUTNAM INCOME FUND: This fund is managed by Boston-based Putnam Investments. The fund seeks high current income primarily through investing in a full range of fixed-income categories, including investment-grade and high yield bonds, U.S. government securities, and foreign bonds.

     MUTUAL SHARES FUND: Managed by the Franklin Group of Funds, the fund's investment objective is to provide capital appreciation, with income as a secondary objective. The fund pursues these objectives through investment in common stock and preferred stock as well as debt securities and securities convertible into common stock.

     STRONG INTERNATIONAL STOCK FUND: Funds are managed by Milwaukee-based Strong Capital Management, Inc. The fund seeks capital growth by investing primarily in foreign equity securities, including common stock, preferred stock, and securities that are convertible into common or preferred stock that are issued by companies whose principal headquarters are located outside the United States.

     ACORN FUND: The fund is managed by Boston-based Wanger Asset Management, L.P. The fund's investment objective is to provide long-term capital growth. The fund is invested primarily in stocks of small and medium-size U.S. companies, but also has significant foreign investments.

     GENERAL GROWTH PROPERTIES STOCK FUND: Held by Minneapolis-based Norwest Bank Minnesota, N.A., the fund's investment objective is to provide an ownership stake in General Growth Properties, Inc. The fund invests exclusively in GGP common stock, except for a small cash reserve. All cash dividends are reinvested in that stock. GGP common stock is listed on the New York Stock Exchange, and all purchases will be made by Norwest Bank at the prevailing market price.

     VANGUARD WELLINGTON FUND: Managed by Valley Forge, Pennsylvania-based Vanguard Group, the fund seeks long-term growth of capital and income by investing in common stocks and bonds of well established companies with an average of 65% in stocks and 35% in bonds.

     ROBERT STEVENS CONTRARIAN FUND: This fund is managed by San Francisco, California-based Robertson Stephens Investment Management Co. The fund seeks long-term growth by investing in equity securities of growing companies worldwide.

     FIDELITY CONTRAFUND FUND: Funds are managed by Boston-based Fidelity Management and Research Company. The fund seeks capital appreciation by investing mainly in equity securities of domestic and foreign companies.

NOTE 4.  PARTICIPANT LOANS

Participants may borrow against their account, subject to whatever administrative rules exist from time to time. The minimum loan that will be made is $1,000 and the total of any individual participant's loan or loans may never exceed 50 percent of the participant's total vested account balance or $50,000 whichever is less. The rate of interest on existing loans at December 31, 1998, ranged from 9.75 to 11.0 percent. The rate of interest on new loans is two percent over Norwest Bank's Prime rate at the time of the loan. The term of a loan may not exceed five years, unless the loan qualifies as a home purchase loan, in which case the term may go up to 20 years. Principal and interest are due each pay period. Participant loans are due and payable immediately upon termination of employment.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN



NOTE 5.  INVESTMENTS

The following investments were in excess of five percent of the net assets of the Plan at December 31, 1998 and 1997:


                                                             FAIR VALUE
                                                            DECEMBER 31,
                                                      1998                 1997
                                                 -------------       -------------
Norwest Stable Return Fund                         $3,205,159          $1,787,199
Putnam Income Fund                                  2,737,619           2,380,960
Mutual Shares Fund                                 10,740,789          19,861,352
Strong International Stock Fund                            --           1,868,394
Acorn Fund                                          8,640,044           9,258,979
General Growth Properties Stock Fund               24,128,193           3,091,541
Vanguard Wellington Fund                            2,309,951                  --
Fidelity Contrafund Fund                            3,753,028                  --
Norwest Short-Term Investment Fund                  2,817,424                  --


NOTE 6.  INCOME TAX STATUS

The Plan received its latest determination letter on January 8, 1998, applicable for Plan amendments adopted on March 29, 1996, in which the Internal Revenue Service (IRS) stated the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan was subsequently amended; however, the Plan administrators believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE 7.  RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of investments in collective trusts, interests in registered investment companies and shares of common stock. The investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN


ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT

DECEMBER 31, 1998


                                                                                                          CURRENT
IDENTITY OF ISSUE                              DESCRIPTION OF INVESTMENT             COST                  VALUE
-----------------------------------------------------------------------------------------------------------------------
Norwest Stable Return Fund                     Collective Trust                   $ 3,006,592             $ 3,205,159

Putnam Income Fund                             Registered Investment Company        2,770,276               2,737,619

Mutual Shares Fund                             Registered Investment Company       10,275,707              10,740,789

Strong International Stock Fund                Registered Investment Company        2,383,150               1,887,282

Acorn Fund                                     Registered Investment Company        7,983,681               8,640,044

General Growth Properties Stock Fund           Company Stock                       11,665,050              24,128,193

Norwest Short-Term Investment Fund             Collective Trust                     2,817,424               2,817,424

Vanguard Wellington Fund                       Registered Investment Company        2,377,455               2,309,951

Robertson Stephens Contrarian Fund             Registered Investment Company           29,976                  19,735

Fidelity Contrafund Fund                       Registered Investment Company        3,571,500               3,753,028

Participant loans with interest ranging from 9.75% to 11.0%                                 -               1,002,711
                                                                                  -----------             -----------
                                                                                  $47,883,522             $61,241,935
                                                                                  ===========             ===========

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN


ITEM 27d -- SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                                                         NET GAIN
     IDENTITY OF ISSUE                    DESCRIPTION OF ASSET                     PURCHASES             SALES           OR (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
Series of transactions:
    Norwest Bank Minnesota, N.A.     Fidelity Contra Fund.                          $3,539,996      $   555,833       $    27,778
    Norwest Bank Minnesota, N.A.     Putnam Income Fund Inc.                         2,086,244        1,632,840            (7,960)
    Norwest Bank Minnesota, N.A.     Mutual Series Fund Income Shares Fund           2,676,711       10,547,853         1,011,340
    Norwest Bank Minnesota, N.A.     Acorn Fund Inc.                                 3,902,368        4,246,005           325,551
    Norwest Bank Minnesota, N.A.     Norwest Stable Return Fund                      2,635,410        1,359,761           100,617
    Norwest Bank Minnesota, N.A.     Vanguard Wellington Fund                        2,602,084          553,150            18,127

Individual transactions:
    Norwest Bank Minnesota, N.A.     Mutual Series Fund
                                     Income Shares Fund                                               2,289,935           (96,801)
    Norwest Bank Minnesota, N.A      Mutual Series Fund
                                     Income Shares Fund                                               3,435,241           627,423
      -



                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 14th day of July, 1999.


                                            GENERAL GROWTH MANAGEMENT SAVINGS
                                            AND EMPLOYEE STOCK OWNERSHIP PLAN


                                            By: General Growth Management, Inc.,
                                                as Administrator

                                                By: /s/ ROBERT A. MICHAELS
                                                   -----------------------------
                                                        Robert A. Michaels

                                                Its: President
                                                    ----------------------------

                                  EXHIBIT INDEX

EXHIBIT
  NO.             DESCRIPTION
-------           -----------

23.1              Consent of PricewaterhouseCoopers LLP